 Exhibit 21.1

GBS Enterprises Incorporated, a Nevada corporation (OTCBB: GBSX)

List of GBSX Subsidiaries as of December, 31 2011

	Headquarters	Ownership Percentage (%)

ebVOKUS Software GmbH	Dresden	50.1%	*
GROUP Business Software (UK) Ltd.	Manchester	50.1%	*
GROUP Business Software Corp.	Woodstock	50.1%	*
GROUP LIVE N.V.	Den Haag	50.1%	*
GROUP Technologies GmbH	Karlsruhe	50.1%	*
Permessa Corporation	Waltham	50.1%	*
Relavis Corporation	New York	50.1%	*
GROUP Business Software AG	Eisenach	50.1%
Pavone AG	Paderborn	100%
Pavone GmbH	Boeblingen	100%
Pavone Ltd.	North Yorkshire	100%
Groupware Inc.	Woodstock	100%
Groupware AG	Luebeck	100%
IDC Global, Inc.	Chicago	100%
SD Holdings	Mauritius	100%
Synaptris Private Decisions Ltd.	Chennai	100%
Synaptris, Inc.	San Jose	100%

* Indirectly held through our 50.1% ownership of GROUP Business Software AG